

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 13, 2023

Benjamin Uy
Deputy General Counsel
Lucid Group, Inc.
7373 Gateway Blvd
Newark, CA 94560

> **Re: Lucid Group, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 7, 2023**
> **File No. 333-275372**

Dear Benjamin Uy:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alex King at 202-551-8631 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Emily Roberts